Energy Partners, Ltd.

201 St. Charles Avenue

Suite 3400

New Orleans, LA 70170

June 3, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Energy Partners, Ltd.
Post-Effective Amendment No. 2 to
Registration Statement on Form S-8
(No. 333-55940) - Application for Withdrawal

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Energy Partners, Ltd. (the “Company”) hereby requests that the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-8 (No. 333-55940) (the “Post-Effective Amendment”), be withdrawn effective immediately. The Company is withdrawing the Post-Effective Amendment because it was filed in accordance with a telephone interpretation that is no longer in effect. The Post-Effective Amendment has not been declared effective and no securities were sold or will be sold under the Post-Effective Amendment.

If you have any questions with respect to this letter, please contact the undersigned at (504) 799-1875.

Sincerely, ENERGY PARTNERS, LTD. By: /s/ John H. Peper John H. Peper Executive Vice President, General Counsel and Corporate Secretary